Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated May 26, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ANACOR PHARMACEUTICALS, INC.

a Delaware corporation

at

$99.25 NET PER SHARE

Pursuant to the Offer to Purchase dated May 26, 2016

by

QUATTRO MERGER SUB INC.

a wholly-owned subsidiary of

PFIZER INC.

Quattro Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (“Anacor”), at a price of $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, IMMEDIATELY AFTER 11:59 P.M., NEW YORK CITY TIME, ON THURSDAY, JUNE 23, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 14, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Pfizer, Purchaser and Anacor. The Merger Agreement provides, among other things, that as soon as practicable after (and in no event later than the business day following) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Anacor (the “Merger”), with Anacor continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Pfizer. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no Anacor stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Anacor and any Shares owned by Pfizer, Purchaser or any person who is entitled to and properly demands appraisal of his or her Shares) will be automatically canceled and converted into the right to receive $99.25 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Anacor will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Authority Condition (as described below) and (b) the Merger Agreement not having been terminated in accordance with its terms. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet actually delivered), and not validly withdrawn, on or prior to the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding. The “Regulatory Condition” requires that any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer or the Merger has expired or been terminated. The “Governmental Authority Condition” requires that there is not in effect any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of Anacor, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Anacor and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved, subject to certain terms set forth in the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Anacor.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Pfizer and Purchaser to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions is not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer from time to time for one or more periods not to exceed 10 business days (or such other period as may be mutually agreed by Pfizer, Purchaser and Anacor) for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser (i) may extend the Offer for the minimum period required by any applicable law or the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) or The NASDAQ Stock Market LLC or as may be necessary to resolve any comments of the SEC or its staff and (ii) will not be required to extend the Offer beyond 5:00 p.m., New York City time on September 14, 2016, which date will automatically be extended to November 13, 2016 if all of the Offer Conditions other than the Regulatory Condition are satisfied or waived (such date, as it may be automatically extended, the “End Date”), however Pfizer will not be permitted to terminate the Merger Agreement at such time if the date and time at which Purchaser irrevocably accepts for payment and pays for Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) has not occurred before the End Date as a result of Pfizer’s breach of the Merger Agreement. Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within 24 hours of such termination).

Subject to the terms and conditions of the Merger Agreement and applicable law, Purchaser expressly reserves the right (but will not be obligated) to waive any of the Offer Conditions or make any change in the terms of or conditions to the Offer; provided, however, that, without the prior written consent of Anacor, Purchaser shall not (i) waive or change the Minimum Condition or the condition that the Merger Agreement shall not have been terminated in accordance with its terms, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) extend or otherwise change the Expiration Date except as otherwise required or expressly permitted in the Merger Agreement, (vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of the Shares or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The parties to the Merger Agreement have agreed that subject to certain conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after (and in no event later than the business day following) the consummation of the Offer.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will accept for payment and pay for, promptly after the Expiration Date, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Pfizer or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 25, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Certificates are registered if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Pfizer, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Anacor has provided Purchaser with Anacor’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Anacor’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Pfizer will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowco.com

May 26, 2016